UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 28, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

CHANGES TO THE COMPOSITION OF HARMONY’S BOARD OF DIRECTORS - HARMONY APPOINTS NEW FINANCIAL DIRECTOR

Johannesburg, Tuesday, 28 January 2020. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) in compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, herewith notifies shareholders of the following changes to its Board of Directors (“the Board”):

•
The Board is pleased to announce the appointment of Ms Boipelo Lekubo as financial director of the company, effective 3 March 2020. In line with its succession plan, the Board followed a rigorous candidate search internally and externally.

•
Mr Frank Abbott, Harmony’s long serving financial director, will continue to serve as financial director of the company until 2 March 2020 as part of the handover process. Effective from 3 March 2020, he will remain on the board as an executive director and assume responsibility for business development.

Ms Lekubo has been Harmony’s chief financial officer from June 2017. She is a chartered accountant (SA) with extensive experience in group financial management and reporting within the mining industry. Her previous roles include that of chief financial officer of Atlatsa Resources Corporation and financial manager of Northam Platinum Limited. She served as an independent non-executive director of Trans Hex Group Limited from August 2013 until March 2017 and currently serves as an independent non-executive director on the boards of African Rainbow Capital Proprietary Limited and UBI General Partner Proprietary Limited, where she was appointed on 7 June 2018.

The Chairman of the Board, Dr Patrice Motsepe, would like to thank
Mr Abbott for his invaluable contribution in the role of financial director of Harmony and wishes to welcome Ms Lekubo to the Board.

ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

Johannesburg, South Africa
28 January 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: January 28, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director